

:InBev

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
<u>Attn. Mrs. Mary Cascio</u>

RECEIVED

2008 NOV 18 P 12: 22

·FICE CF INTERNATIONAL
CORPORATE FINANCE

By courier

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08005916

Leuven, 12 November 2008

SUPPL

Dear Madam,

<u>Subject: InBev S.A. (formerly Interbrew S.A.) (the "Company") — Information
Furnished Pursuant to
Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**</u>

Enclosed herewith is information to be furnished to the Securities and Exchange
Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the
Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents
furnished herewith are being furnished with the understanding that they shall not be
deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18
of the Exchange Act, and that neither this letter nor the furnishing of such information or
document pursuant to the Rule shall constitute an admission for any purpose that the
Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact
the undersigned in Belgium at Brouwerijplein 1, B-3000 Leuven, telephone:
+32.16.27.6870, fax: +32.16.50.6870, e-mail: <u>benoit.loore@inbev.com</u>.

Very truly yours,

PROCESSED

NOV 2 0 2008

THOMSON REUTERS

Benoît Loore
Assistant Corporate Secretary

<u>Enclosure</u>: press releases

N.V. IinBev S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80
KBC 482-9036171-05

Press Release

The enclosed information constitutes regulated information as defined in the Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch Shareholders Approve
Combination with InBev

InBev (Euronext: INB) today announced that a majority of Anheuser-Busch Cos. Inc. (NYSE:BUD) shares have voted to approve the proposed combination of InBev and Anheuser-Busch during a special shareholder meeting held today in Secaucus, New Jersey. InBev shareholders approved the combination on September 29.

Upon close of the transaction, all shares of Anheuser-Busch will be purchased for USD 70 per share in cash, and Anheuser-Busch will become a wholly owned subsidiary of InBev. Closing of the transaction remains subject to regulatory approvals. A closing date has not yet been announced, but both InBev and Anheuser-Busch continue to expect that they will complete the transaction by the end of the year.

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today, it is the leading global brewer. As a true consumer-centric, sales driven company, InBev manages a carefully segmented portfolio of more than 200 brands. This includes true beer icons with global reach like Stella Artois® and Beck's®, fast growing multicountry brands like Leffe® and Hoegaarden®, and many consumer loved "local champions" like Skol®, Quilmes®, Sibirskaya Korona®, Chernigivske®, Sedrin®, Cass® and Jupiler®. InBev employs close to 89,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2007, InBev realized 14.4 billion euro of revenue. For further information visit www.InBev.com

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InBev Contacts:

Marianne Amssoms
Vice President Global External Communications
Tel: +32-16-27-67-11
E-mail: marianne.amssoms@inbev.com

Fabio Spina
Vice President Investor Relations
Tel: +32-16-27-62-43
E-mail: fabio.spina@inbev.com

Steven Lipin/Nina Devlin
Brunswick Group
+1-212-333-3810

Forward Looking Statements:

Certain statements contained in this report that are not statements of historical fact constitute forward-looking statements, notwithstanding that such statements are not specifically identified. In addition, certain statements may be contained in the future filings of InBev and Anheuser-Busch with the Securities and Exchange Commission ("SEC"), in press releases, and in oral and written statements made by or with the approval of InBev that are not statements of historical fact and constitute forward-looking statements. Examples of forward-looking statements include, but are not limited to: (i) statements about the benefits of the merger between InBev and Anheuser-Busch, including future financial and operating results, cost savings, synergies, enhanced revenues and accretion to reported earnings that may be realized from the merger; (ii) statements about the timing of the merger between InBev and Anheuser-Busch; (iii) statements of strategic objectives, business prospects, future financial condition, budgets, projected levels of production, projected costs and projected levels of revenues and profits of InBev or Anheuser-Busch or their managements or boards of directors; (iv) statements of future economic performance; and (v) statements of assumptions underlying such statements.

Forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict and outside of the control of the management of InBev and Anheuser-Busch. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: (i) the risk that the businesses of InBev and Anheuser-Busch will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (ii) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (iii) revenues following the merger may be lower than expected; (iv) operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (v) the ability to obtain governmental or regulatory approvals of the merger on the proposed terms and schedule; (vi) the failure of shareholders of InBev or Anheuser-Busch to approve the merger; (vii) local, regional, national and international economic conditions and the impact they may have on InBev and Anheuser-Busch and their customers and InBev's and Anheuser-Busch's assessment of that impact; (viii) increasing price and product competition by competitors, including new entrants; (ix) rapid technological developments and changes; (x) InBev's ability to continue to introduce competitive new products and services on a timely, cost-effective basis; (xi) containing costs and expenses; (xii) governmental and public policy changes; (xiii) protection and validity of intellectual property rights; (xiv) technological, implementation and cost/financial risks in large, multi-year contracts; (xv) the outcome of pending and future litigation and governmental proceedings; (xvi) continued availability of financing; (xvii) financial resources in the amounts, at the times and on the terms required to support future businesses of the combined company; and (xviii) material differences in the actual financial results of merger and acquisition activities compared with expectations of InBev, including the full realization of anticipated cost savings and revenue enhancements. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to InBev or Anheuser-Busch or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. Forward-looking statements speak only as of the date on which such statements are made. InBev and Anheuser-Busch undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.

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